News Release

JDS Uniphase

Jozef Straus Announces Retirement as Chief Executive Officer and Co-chairman

Kevin Kennedy Appointed CEO of JDS Uniphase

San Jose, California, and Ottawa, Ontario – August 21, 2003 - JDS Uniphase Corporation (Nasdaq: JDSU and TSX: JDU) today announced the upcoming retirement of Jozef Straus as Chief Executive Officer and Co-chairman effective September 1, 2003. Succeeding Dr. Straus as CEO will be Dr. Kevin Kennedy, currently a member of JDS Uniphase's Board of Directors. The Company has also announced that Syrus Madavi, Director, President and Chief Operating Officer has made the decision to pursue future opportunities outside of JDS Uniphase following a transition period.

The JDS Uniphase Board of Directors has requested that Dr. Straus retain a position on the Board and assume the role of Founder Emeritus and Advisor to the CEO. In conjunction with these executive changes, the Company will consolidate its corporate headquarters in San Jose.

Dr. Kevin Kennedy has been a member of the JDS Uniphase Board of Directors since October 2001, as well as Chairman of its Corporate Development Committee. In addition to an intimate knowledge of the Company, he brings extensive industry experience to his new role. Most recently, Dr. Kennedy served as Chief Operating Officer of Openwave Systems. Prior to joining Openwave in August 2001, Dr. Kennedy spent seven years at Cisco, last as Senior Vice President of the Service Provider Line of Business and Software Technologies Division, and previously spent 17 years at Bell Laboratories. Dr. Kennedy is also a Director of Openwave Systems, Quantum Corporation and Rambus.

"After over twenty years as a founder and executive of this Company – a Company that I have been immensely honored to serve - I have requested that the Board accept my desire to retire as Chief Executive Officer and Co-chairman," said Dr. Straus. "I am honored, however, to have been asked to continue with the Company as Founder Emeritus and Advisor to the CEO, assisting with strategic and customer-related issues, while also remaining as a member of the Board as a Director. Kevin is a visionary and a motivator, with strong operational skills who will lead the Company to a promising future. I would also like to express my appreciation to Syrus for the tremendous job he has done transforming and strengthening our Company this past year. We are truly grateful to have benefited from his leadership during this period. Both Syrus and I will be working closely with Kevin as we make this transition. "

"It is very gratifying to see the progress we have made in repositioning JDS Uniphase. I believe the Company is in an excellent position to respond when market demand resumes," said Mr. Madavi. "It has been a wonderful and productive experience working with the employees of JDS Uniphase."

"As a Director of the Company, I know first-hand the vision set forth and the opportunities ahead for JDS Uniphase," added Dr. Kennedy. "Jozef and Syrus have done an excellent job in laying out a framework for our bright future. I am honored to succeed Jozef and look forward to leading the JDSU team with a customer driven execution focus."

The Company will host a conference call on Thursday, August 21 at 8:30 am Eastern Daylight Time. The call will also be webcasted through the Company's web site, www.jdsu.com under Investor Relations / Investor Presentations.

About JDS Uniphase

JDS Uniphase, a worldwide leader in optical technology, designs and manufactures products for fiberoptic communications, as well as for markets where its core optics competency provides innovative solutions for industrial, commercial and consumer applications. JDS Uniphase's fiberoptic components and modules are deployed by system manufacturers for the telecommunications, data communications, and cable television industries. JDS Uniphase also produces products for display, security, medical/environmental instrumentation, decorative, aerospace and defense applications. More information on JDS Uniphase is available at www.jdsu.com.

Contact Information:

Investors: Ronald C. Foster, Executive Vice President and Chief Financial Officer, 408-546-5000

Press: Gerald Gottheil, Director of Corporate Marketing and Communications, 408-546-4400